FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For April 15, 2008

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for April 15, 2008 and incorporated by reference herein is the Registrant’s immediate report dated April 15, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: April 15, 2008

BLUEPHOENIX CLOSES $1 MILLION DEAL WITH LARGE SYSTEM
INTEGRATOR PARTNER IN JAPAN

HERZLIYA, Israel (April 15, 2008) – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven legacy modernization, today announced that it has closed a $1 million deal for ongoing modernization maintenance and support with a large system integrator in Japan.

The Japanese market for modernization, expanding, maintaining and supporting legacy systems, is growing annually. According to an IDC study in 2007, more than a third of all flavors of mainframes in the world can be found in Japan. That includes IBM, Fujitsu, Unisys, NEC, Hitachi and others.

“We believe that the Asia Pacific region and the Japanese market in particular hold great potential for our tools and solutions,” said Arik Kilman, CEO of BluePhoenix. “We look forward to increasing our local cooperation with channel partners and system integrators as we begin more significant penetration into the region.”

BluePhoenix’s modernization strategy is based on years of experience in upgrading, replacing and extending legacy applications and databases to new and evolving technologies and platforms. Our offering of tools and services that support the modernization of key business systems with efficient and cost effective methodologies fit the growing needs of the Japanese market.

About BluePhoenix Solutions
BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value-driven modernization solutions for legacy information systems. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, re-hosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, CareFirst, Citigroup, Danish Commerce and Companies Agency, Desjardins, Los Angeles County Employees Retirement Association, Merrill Lynch, Rabobank, Rural Servicios Informáticos, SDC Udvikling, TEMENOS, Toyota and Volvofinans. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact	Investor Contact
Colleen Pence	Peter Seltzberg
BluePhoenix Solutions	Hayden Communications
+1210-408-0212, ext. 600	(646) 415-8972
cpence@bphx.com	peter@haydenir.com

Financial Media Contact
Jeffrey Stanlis
Hayden Communications
(602) 476-1821
jeff@haydenir.com